PetMed Express, Inc.

1441 S.W. 29th Avenue

Pompano Beach, Florida 33069

Telephone (954) 979-5995

May 20, 2009

‘CORRESP’

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attention:

Jeffrey Riedler

Jennifer Riegel

Suzanne Hayes

Re:

PetMed Express, Inc. (the “Company”)

Form 10-K for the Year Ended March 31, 2008

Filed June 3, 2008

File No. 000-28827

Ladies and Gentlemen:

Reference is made to the staff’s comments under cover of its letter dated May 11, 2009 (“Letter”) on the above-referenced filing. We are respectfully requesting an extension to respond to the comments in your Letter until June 8, 2009 due to timing constraints on our internal finance and legal personnel caused in part by the recent end to our fiscal year and the need of these departments to prepare our fiscal year end financial statements and annual report as well as the unavailability of an executive officer of the Company who will not return to the United States for another week.

Should any members of the staff have any questions concerning this request, please contact me at the number set forth above.

Sincerely,

/s/ Bruce S. Rosenbloom

Bruce S. Rosenbloom

Chief Financial Officer

Cc: Roxanne K. Beilly, Esq.